FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d -16
of the Securities Exchange Act of 1934

For the Month of November 2003

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto is Registrant’s press release dated November 26, 2003, announcing that Registrant’s subsidiary, Spacenet Inc., has launched a program to help chain businesses market Connexstar broadband services to Franchise/Co-op communities.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) BY: /S/ Oren Most —————————————— Oren Most President and CEO

Dated: November 27, 2003

Nov 26, 2003

Gilat’s Spacenet Subsidiary Launches Program to Help Chain Businesses Market Connexstar BroadbandServices
to Franchisee/Co-op Communities
Spacenet’s exclusive co-marketing and VSAT education resources help get franchisees online and linked into corporate networks faster

Petah Tikva, Israel, November 26, 2003 Gilat Satellite Networks Ltd. (Nasdaq: GILTF) today announced the introduction of the Connexstar Franchise Co-Marketing Program, a unique collection of resources for Spacenet VSAT network customers to help provide their franchisees or members with broadband connectivity easily and quickly.

The program is designed to offer franchisers or retail cooperatives the tools they need to facilitate broadband adoption and implementation by their affiliates. As large franchise and cooperative organizations become more and more dependant on enterprise automation and rapid response time for POS applications, broadband connectivity is becoming essential to the successful deployment of these new applications. By bringing these affiliates online with Connexstar, franchise-based businesses can deploy new IT applications and infrastructures, simplify technology processes, providing value to franchisees and increasing their own revenue. The Connexstar Franchise program, specially tailored to the unique needs of franchise and cooperative organizations, offers options for both generic broadband connectivity for Internet access, and total customized enterprise-wide broadband solutions.

The Franchise Co-Marketing Program also offers economic benefits through reduced pricing for franchisees and available direct incentives to the franchiser. Besides favorable economics, the program provides a broad range of additional benefits to franchisers, including a dedicated Franchise Program Manager, optional custom-developed collateral and web/intranet content, support for direct mail campaigns to franchisees, press release and media support, content and support for educational “webinars,” intra-company tradeshow support and online tools for sales order management.

Spacenet announced that its inaugural franchisee marketing program partner will be leading hardware retail cooperative Do it Best Corp. “We have been very pleased with our experience with Connexstar, and we are excited about the opportunity to accelerate our members’ adoption of this technology,” said Kay Williams, Do it Best Corp. vice president of Information Technology. “When Do it Best Corp. members get online with Connexstar broadband service, it’s a win-win situation for us, and we are looking forward to improving our information and resources for educating our members about the benefits that Connexstar can offer them.”

Spacenet Vice President of Sales and Marketing David Shiff said, “Broadband connectivity is becoming a critical necessity for these types of businesses – but because of their organizational structure, it is frequently impossible for the parent organizations to mandate adoption of a uniform connectivity platform across their affiliates. This program has been developed expressly to address that challenge and we believe the value it brings corporate management and the franchisee community will make it rewarding for all concerned.”

Spacenet has already extended the Franchise Co-Marketing Program to a number of other leading national Franchise and Cooperative organizations who have contracted with Spacenet for Connexstar service, and has already made this program a key component of its overall solution for these types of organizations going forward.

Background on Spacenet’s Connexstar service
Connexstar provides commercial-grade, always-on broadband connectivity to multi-site enterprises of any size, anywhere in the continental United States. The service supports a wide range of business applications, including high-speed credit authorization, in-store licensed music, distance learning, content multicasting and secure private networking services all through a single, compact, remote access device incorporating advanced networking and routing functionality.

About Spacenet
Spacenet Inc. provides two-way satellite-based broadband networking solutions throughout North America under the Connexstar brand. Spacenet offers connectivity, provisioning, operations and maintenance services to enterprise and government customers, including some of the largest satellite-based networks in the world. Spacenet is based in McLean, Virginia, and is a wholly owned subsidiary of Gilat Satellite Networks, Ltd. Visit Spacenet at www.spacenet.com.

About Gilat Satellite Networks Ltd.
Gilat Satellite Networks Ltd., with its global subsidiaries Spacenet Inc., Gilat Latin America and rStar Corporation (RSTRC), is a leading provider of telecommunications solutions based on Very Small Aperture Terminal (VSAT) satellite network technology – with nearly 400,000 VSATs shipped worldwide. Gilat, headquartered in Petah Tikva, Israel, markets the Skystar Advantage®, DialAw@y IP™, FaraWay™, Skystar 360E™ and SkyBlaster* 360 VSAT products in more than 70 countries around the world. Gilat provides satellite-based, end-to-end enterprise networking and rural telephony solutions to customers across six continents, and markets interactive broadband data services. Gilat is a joint venture partner with SES GLOBAL, and Alcatel Space and SkyBridge LP, subsidiaries of Alcatel, in SATLYNX, a provider of two-way satellite broadband services in Europe. Skystar Advantage, Skystar 360E, DialAw@y IP and FaraWay are trademarks or registered trademarks of Gilat Satellite Networks Ltd. or its subsidiaries. Visit Gilat at www.gilat.com. (*SkyBlaster is marketed in the United States by StarBand Communications Inc. under its own brand name.)

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Investor Inquiries:
Tim Perrott
Tel: +1703-848-1515

Gilat Media Contact:
Barry Spielman,
Director Corporate Marketing
tel: +(972)3-925-2201
barrys@gilat.com

Spacenet Media Contact
Fritz Stolzenbach
Director, Marketing
+17038481515
fritz.stolzenbach@spacenet.com